Sierra Wireless Reports Second Quarter 2019 Results

VANCOUVER, BRITISH COLUMBIA - July 31, 2019 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its second quarter ended June 30, 2019. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

Revenue for the second quarter of 2019 was $191.4 million compared to $201.9 million in the second quarter of 2018.  Quarterly revenue for our two business segments was as follows: (i) Revenue from IoT Solutions was $99.2 million in the second quarter of 2019, up 6.3% compared to $93.3 million in the second quarter of 2018 driven by strong sales of Airlink gateway products and managed connectivity services; and (ii) Revenue from Embedded Broadband was $92.2 million in the second quarter of 2019, down 15.1% compared to $108.6 million in the second quarter of 2018 mainly due to weaker demand from mobile computing.

“I’m pleased that we delivered solid earnings results in the Second Quarter,’” said Kent Thexton, President and CEO of Sierra Wireless. “We are building a strong and growing funnel of customer opportunities in IoT Solutions and are continuing to make good progress as we transform the business.”

GAAP RESULTS

•	Gross margin was $58.9 million, or 30.8% of revenue, in the second quarter of 2019 compared to
$69.3 million, or 34.3% of revenue, in the second quarter of 2018.

•	Restructuring expense was $18.2 million compared to $1.0 million in the second quarter of 2018.

•
Operating expenses were $82.2 million and loss from operations was $23.3 million in the second quarter of 2019 compared to operating expenses of $74.4 million and loss from operations of $5.1 million in the second quarter of 2018.

•	Net loss was $28.2 million, or $0.78 per diluted share, in the second quarter of 2019 compared to net loss of $11.4 million, or $0.32 per diluted share, in the second quarter of 2018.

NON-GAAP RESULTS(1)

•	Gross margin was 30.8% in the second quarter of 2019 compared to 34.4% in the second quarter of 2018.

•
Operating expenses were $55.6 million and earnings from operations was $3.4 million in the second quarter of 2019 compared to operating expenses of $59.0 million and earnings from operations of $10.4 million in the second quarter of 2018.

•	Net earnings were $2.5 million, or $0.07 per diluted share, in the second quarter of 2019 compared to net earnings of $9.7 million, or $0.27 per diluted share, in the second quarter of 2018.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $7.9 million in the second quarter of 2019 compared to $15.6 million in the second quarter of 2018.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash and cash equivalents at the end of the second quarter of 2019 were $84.8 million, representing an increase of $10.6 million from the end of the first quarter of 2019. The increase in cash was primarily due to cash flow from operating activities, which included proceeds from a receivable purchase agreement of $16.5 million, partially offset by capital expenditures.

On April 30, 2019, we announced two initiatives related to the acceleration of our transformation to a Device-to Cloud IoT solutions company: (1) the consolidation of engineering resources and the transfer of certain functions to lower cost locations; and (2) the outsourcing of a select group of G&A transaction-based activities. In Q2 2019, we recorded $14.9 million in severance and $3.1 million in transitional costs related to these two initiatives.  Additionally, we recorded $0.2 million in severance and other related costs related to certain organizational changes we implemented in late 2018.

Accounting Standard Adoption
We adopted the new accounting standard for lease accounting (ASC 842) effective January 1, 2019. Our second quarter 2019 financial results reflect the adoption of this new standard.

Financial Guidance - Full Year
For the year ended December 31, 2019, we are maintaining our profitability guidance of Adjusted EBITDA to be approximately $35 million and non-GAAP net earnings per share to be approximately $0.30 to $0.35. We now expect consolidated revenue to be slightly lower year over year due to weaker global demand in automotive combined with delays in the launch of new automotive programs, partly offset by growth in higher margin IoT Solutions. See "Non-GAAP Financial Measures" below.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Non-GAAP Financial Measures
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other non-recurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Kent Thexton, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Wednesday, July 31, 2019, at 5:30 PM Eastern time (2:30 PM Pacific time). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 7577535

To access the webcast, please follow the link below:
Sierra Wireless Q2 2019 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=2017192&s=1&k=29C8169C1036AD64D12449E19817C207

The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) and may include statements and information relating to our Q2 2019 corporate update; financial guidance for our fiscal year 2019, expectations regarding the Company's cost savings initiatives, our business outlook for the short and longer term, statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company’s liquidity and capital resources; the Company’s financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company’s estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•
Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax and foreign exchange rates.

•
Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:

•	competition from new or established competitors or from those with greater resources;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	our ability to respond to changing technology, industry standards and customer requirements;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	deterioration in macro-economic conditions and resulting reduced demand for our products and services;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	our financial results being subject to fluctuation;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

AirPrime, AirLink, AirVantage, mangOH and Legato are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenue
IoT Solutions	$99,145	$93,274	$193,432	$182,722
Embedded Broadband	92,229	108,629	171,755	206,059
	191,374	201,903	365,187	388,781
Cost of sales
IoT Solutions	62,334	58,992	122,142	115,830
Embedded Broadband	70,091	73,602	129,466	141,542
	132,425	132,594	251,608	257,372
Gross margin	58,949	69,309	113,579	131,409
Expenses
Sales and marketing	23,755	22,066	46,261	44,491
Research and development	22,111	24,391	44,908	48,856
Administration	12,893	19,804	25,290	32,068
Restructuring	18,180	952	19,577	4,543
Acquisition-related and integration	314	1,014	409	2,779
Amortization	4,967	6,137	10,211	13,603
	82,220	74,364	146,656	146,340
Loss from operations	(23,271)	(5,055)	(33,077)	(14,931)
Foreign exchange gain (loss)	854	(4,048)	2	(2,933)
Other (expense) income	(102)	8	(71)	63
Loss before income taxes	(22,519)	(9,095)	(33,146)	(17,801)
Income tax expense	5,657	2,289	6,253	1,946
Net loss	$(28,176)	$(11,384)	$(39,399)	$(19,747)
Other comprehensive gain (loss):
Foreign currency translation adjustments, net of taxes of $nil	95	(6,474)	(3,520)	(7,241)
Comprehensive loss	$(28,081)	$(17,858)	$(42,919)	$(26,988)

Net loss per share (in dollars)
Basic	$(0.78)	$(0.32)	$(1.09)	$(0.55)
Diluted	(0.78)	(0.32)	(1.09)	(0.55)
Weighted average number of shares outstanding (in thousands)
Basic	36,156	36,021	36,131	35,967
Diluted	36,156	36,021	36,131	35,967

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$84,769	$89,076
Restricted cash	221	221
Accounts receivable, net of allowance for doubtful accounts of $3,574 (December 31, 2018 – $2,968)	151,219	171,725
Inventories	56,327	50,779
Prepaids and other	16,476	11,703
	309,012	323,504
Property and equipment	39,489	39,842
Operating lease right-of-use assets	26,114	—
Intangible assets	77,545	84,890
Goodwill	208,752	211,074
Deferred income taxes	6,802	11,751
Other assets	13,383	12,855
	$681,097	$683,916

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$195,091	$184,220
Deferred revenue	8,719	6,213
	203,810	190,433
Long-term obligations	40,267	43,250
Operating lease liabilities	23,546	—
Deferred income taxes	5,848	6,103
	273,471	239,786
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,165,096 shares (December 31, 2018 – 36,067,415 shares)	434,316	432,552
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 17,892 shares (December 31, 2018 – 119,584 shares)	(229)	(1,965)
Additional paid-in capital	33,899	30,984
Retained deficit	(47,694)	(8,295)
Accumulated other comprehensive loss	(12,666)	(9,146)
	407,626	444,130
	$681,097	$683,916

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash flows provided by (used in):
Operating activities
Net loss	$(28,176)	$(11,384)	$(39,399)	$(19,747)
Items not requiring (providing) cash
Amortization	8,118	9,651	16,489	20,359
Stock-based compensation	4,102	4,237	7,260	7,051
Deferred income taxes	4,961	1,014	5,038	1,082
Unrealized foreign exchange (gain) loss	(2,230)	5,887	(1,976)	4,325
Other	478	130	586	569
Changes in non-cash working capital
Accounts receivable	1,184	(4,449)	17,998	(1,692)
Inventories	1,116	(7,413)	(5,619)	(789)
Prepaids and other	2,129	(154)	(5,518)	(5,718)
Accounts payable and accrued liabilities	22,765	16,440	7,599	18,426
Deferred revenue	1,347	(2,638)	2,718	(1,689)
Cash flows provided by operating activities	15,794	11,321	5,176	22,177
Investing activities
Additions to property and equipment	(4,273)	(4,935)	(8,131)	(8,999)
Additions to intangible assets	(905)	(641)	(1,393)	(1,486)
Proceeds from sale of property and equipment	27	45	84	62
Proceeds from sale of iTank business	—	—	500	—
Cash flows used in investing activities	(5,151)	(5,531)	(8,940)	(10,423)
Financing activities
Issuance of common shares	73	607	167	1,278
Purchase of treasury shares for RSU distribution	(267)	—	(267)	—
Taxes paid related to net settlement of equity awards	(75)	(789)	(745)	(1,454)
Payment for contingent consideration	—	(130)	—	(130)
Decrease in other long-term obligations	(73)	(244)	(214)	(443)
Cash flows used in financing activities	(342)	(556)	(1,059)	(749)
Effect of foreign exchange rate changes on cash and cash equivalents	325	(2,411)	516	(2,597)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	10,626	2,823	(4,307)	8,408
Cash, cash equivalents and restricted cash, beginning of period	74,364	70,809	89,297	65,224
Cash, cash equivalents and restricted cash, end of period	$84,990	$73,632	$84,990	$73,632

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2019		2018
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$58,949	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
Stock-based compensation and related social taxes	44	59	479	58	57	57	307
Realized losses on hedge contracts	(2)	(3)	(30)	(13)	(11)	—	(6)
Other nonrecurring costs	—	—	5	5	—	—	—
Gross margin - Non-GAAP	$58,991	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401

Earnings (loss) from operations - GAAP	$(23,271)	$(9,806)	$(18,275)	$(4,197)	$853	$(5,055)	$(9,876)
Stock-based compensation and related social taxes	4,102	3,414	13,006	2,743	3,473	3,950	2,840
Acquisition-related and integration	314	95	3,962	613	570	1,014	1,765
Restructuring	18,180	1,397	7,115	2,345	227	952	3,591
Other nonrecurring costs	662	1,167	11,485	4,761	1,583	5,141	—
Realized losses on hedge contracts	(183)	(109)	(562)	(296)	(201)	(14)	(51)
Acquisition-related amortization	3,624	3,687	18,575	4,261	4,354	4,426	5,534
Earnings (loss) from operations - Non-GAAP	$3,428	$(155)	$35,306	$10,230	$10,859	$10,414	$3,803

Net earnings (loss) - GAAP	$(28,176)	$(11,223)	$(24,610)	$(3,826)	$(1,037)	$(11,384)	$(8,363)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other non-recurring costs (recoveries)	23,258	6,073	35,568	10,462	5,853	11,057	8,196
Amortization	8,118	8,371	39,150	9,308	9,483	9,651	10,708
Interest and other, net	102	(31)	(51)	19	(7)	(8)	(55)
Foreign exchange loss (gain)	(1,037)	743	4,908	2,082	(42)	4,034	(1,166)
Income tax expense (recovery)	5,657	596	916	(2,768)	1,738	2,289	(343)
Adjusted EBITDA	7,922	4,529	55,881	15,277	15,988	15,639	8,977
Amortization (exclude acquisition-related amortization)	(4,494)	(4,684)	(20,575)	(5,047)	(5,129)	(5,225)	(5,174)
Interest and other, net	(102)	31	51	(19)	7	8	55
Income tax expense - Non-GAAP	(859)	(730)	(2,930)	(1,245)	(352)	(769)	(564)
Net earnings (loss) - Non-GAAP	$2,467	$(854)	$32,427	$8,966	$10,514	$9,653	$3,294

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.78)	$(0.31)	$(0.68)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
Non-GAAP - (in dollars per share)	$0.07	$(0.02)	$0.90	$0.25	$0.29	$0.27	$0.09

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2019		2018
	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$99,145	$94,287	$373,937	$95,728	$95,487	$93,274	$89,448
Gross margin
- GAAP	$36,811	$34,479	$139,602	$36,651	$36,059	$34,282	$32,610
- Non-GAAP	$36,833	$34,510	$139,818	$36,675	$36,081	$34,308	$32,754
Gross margin %
- GAAP	37.1%	36.6%	37.3%	38.3%	37.8%	36.8%	36.5%
- Non-GAAP	37.2%	36.6%	37.4%	38.3%	37.8%	36.8%	36.6%

Embedded Broadband
Revenue	$92,229	$79,526	$419,665	$105,667	$107,939	$108,629	$97,430
Gross margin
- GAAP	$22,138	$20,151	$124,969	$29,244	$31,208	$35,027	$29,490
- Non-GAAP	$22,158	$20,176	$125,207	$29,270	$31,232	$35,058	$29,647
Gross margin %
- GAAP	24.0%	25.3%	29.8%	27.7%	28.9%	32.2%	30.3%
- Non-GAAP	24.0%	25.4%	29.8%	27.7%	28.9%	32.3%	30.4%

Total
Revenue	$191,374	$173,813	$793,602	$201,395	$203,426	$201,903	$186,878
Gross margin
- GAAP	$58,949	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
- Non-GAAP	$58,991	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401
Gross margin %
- GAAP	30.8%	31.4%	33.3%	32.7%	33.1%	34.3%	33.2%
- Non-GAAP	30.8%	31.5%	33.4%	32.7%	33.1%	34.4%	33.4%